Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File Nos.: 333-135127 and 333-136427

For Immediate Release	August 24, 2006
Canadian Superior Energy Inc. Announces That Participating Consideration Condition
Under Its Amended Offer For Canada Southern Has Not Been Met
CALGARY, ALBERTA — (CCNMatthews — August 24, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada, announced today that the Participating Consideration condition under its amended offer to shareholders of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF) (TSX:CSW) has not been met.
Pursuant to a Notice of Variation and Extension, dated August 8, 2006, Canadian Superior amended its offer to purchase all of the issued and outstanding common shares (including common shares which become outstanding upon exercise of options to acquire common shares) of Canada Southern, to provide that the amended offer was being made at a price per share of, at the election of each Canada Southern shareholder, either (a) Cdn.$2.50 in cash, 2.0 common shares of Canadian Superior and one special exchangeable share of Canadian Superior (the “Participating Consideration”), or (b) Cdn.$2.50 in cash and 2.75 common shares of Canadian Superior (the “Original Consideration”). Under the amended offer, it is a condition to the payment of the Participating Consideration that no other offeror takes up and pays for 50.1% or more of the outstanding common shares of Canada Southern prior to the expiration of Canadian Superior’s amended offer.
On August 19, 2006, Canadian Oil Sands Trust announced that its wholly owned subsidiaries, Canadian Oil Sands Limited and 1212707 Alberta Ltd., had taken up 9.8 million common shares of Canada Southern validly deposited under Canadian Oil Sands Trust’s offer. Canadian Oil Sands Trust announced that such shares represented approximately 65 percent of the outstanding common shares of Canada Southern. Since Canadian Oil Sands Trust has announced that it has taken up greater than 50.1% of the outstanding common shares of Canada Southern, the condition to payment of the Participating Consideration under Canadian Superior’s amended offer has not been met and, pursuant to the terms of the amended offer, the Participating Consideration will therefore not be payable.
Under Canadian Superior’s amended offer, shareholders of Canada Southern that elect to receive the Participating Consideration are required to make a further election, to take effect if the conditions to payment of the Participating Consideration are not met, to (i) withdraw and require the return of their Canada Southern common shares or (ii) receive the Original Consideration. If no such election is made, such shareholders will be deemed to have elected to receive the Original Consideration.
Shareholders of Canada Southern may elect to receive the Original Consideration under the amended offer until 3:00 p.m. (Mountain Daylight Time) on September 7, 2006, unless the amended offer is further extended or withdrawn.
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian operations, Trinidad and Tobago holdings and offshore Nova Scotia interests.
This news release may be deemed to be solicitation material in respect of Canadian Superior’s tender offer for the outstanding common shares of Canada Southern. Canadian Superior has filed the following documents with the SEC in connection with its offer to purchase the outstanding common shares of Canada Southern: (1) a Registration Statement on Form F-10 relating to the distribution of the Canadian Superior common shares; (2) a Registration Statement on Form F-10 relating to the distribution of the Special Exchangeable Shares; and (3) a tender offer statement on Schedule TO.
Investors and shareholders are urged to read the Registration Statements, the Schedule TO and any other relevant documents that have been filed or that will be filed with the SEC. These documents contain important information and are available without charge on the SEC’s website at www.sec.gov and may be obtained from the SEC by telephoning 1-800-SEC-0330. Free copies of these documents may be also obtained by directing a request to Canadian Superior at the address and telephone number below, attention Corporate Secretary.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com